SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 3)*

MercadoLibre, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58733R102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 58733R102	13 G	Page 2 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global Private Investment Partners IV, L.P. (“Tiger PIP IV”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,259,030 shares, except that Tiger Global PIP Performance IV, L.P. (“Tiger Performance IV”), the general partner of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares, Tiger Global PIP Management IV, Ltd. (“Tiger Management IV”), the general partner of Tiger Performance IV, may be deemed to have sole voting power with respect to such shares, Tiger Global Management, LLC (“Tiger Management”), the investment manager of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares, and Charles P. Coleman III (“Coleman”), the director of Tiger Management IV and the managing member of Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

1,259,030 shares, except that Tiger Performance IV, the general partner of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares, Tiger Management IV, the general partner of Tiger Performance IV, may be deemed to have sole dispositive power with respect to such shares, Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the director of Tiger Management IV and the managing member of Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		1,259,030

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.9%

12		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 3 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global PIP Performance IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,259,030 shares, all of which are directly owned by Tiger PIP IV. Tiger Performance IV is the general partner of Tiger PIP IV and may be deemed to have sole voting power with respect to such shares, Tiger Management IV, the general partner of Tiger Performance IV, may be deemed to have sole voting power with respect to such shares, Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares, and Coleman, the director of Tiger Management IV and the managing member of Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

1,259,030 shares, all of which are directly owned by Tiger PIP IV. Tiger Performance IV is the general partner of Tiger PIP IV and may be deemed to have sole dispositive power with respect to such shares, Tiger Management IV, the general partner of Tiger Performance IV, may be deemed to have sole dispositive power with respect to such shares, Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the director of Tiger Management IV and the managing member of Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		1,259,030

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.9%

12		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 4 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global PIP Management IV, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,259,030 shares, all of which are directly owned by Tiger PIP IV. Tiger Management IV is the general partner of Tiger Performance IV, the general partner of Tiger PIP IV, and may be deemed to have sole voting power with respect to such shares, Tiger Performance IV, the general partner of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares, Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole voting power with respect to such shares, and Coleman, the director of Tiger Management IV and the managing member of Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

1,259,030 shares, all of which are directly owned by Tiger PIP IV. Tiger Management IV is the general partner of Tiger Performance IV, the general partner of Tiger PIP IV, and may be deemed to have sole dispositive power with respect to such shares, Tiger Performance IV, the general partner of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares, Tiger Management, the investment manager of Tiger PIP IV, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the director of Tiger Management IV and the managing member of Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		1,259,030

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.9%

12		TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 5 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global, L.P. (“Tiger Global”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,186,306 shares, except that Tiger Global Performance, LLC (“Tiger Global Performance”), the general partner of Tiger Global, may be deemed to have sole voting power with respect to such shares, Tiger Management, the investment manager of Tiger Global, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

1,186,306 shares, except that Tiger Global Performance, the general partner of Tiger Global, may be deemed to have sole dispositive power with respect to such shares, Tiger Management, the investment manager of Tiger Global, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		1,186,306

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.7%

12		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 6 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global II, L.P. (“Tiger Global II”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

43,611 shares, except that Tiger Global Performance, the general partner of Tiger Global II, may be deemed to have sole voting power with respect to such shares, Tiger Management, the investment manager of Tiger Global II, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

43,611 shares, except that Tiger Global Performance, the general partner of Tiger Global II, may be deemed to have sole dispositive power with respect to such shares, Tiger Management, the investment manager of Tiger Global II, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		43,611

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 7 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global Master Fund, L.P. (“TGMF”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

877,396 shares, except that Tiger Global Performance, the general partner of TGMF, may be deemed to have sole voting power with respect to such shares, Tiger Management, the investment manager of TGMF, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Management and Tiger Global Performance, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

877,396 shares, except that Tiger Global Performance, the general partner of TGMF, may be deemed to have sole dispositive power with respect to such shares, Tiger Management, the investment manager of TGMF, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Management and Tiger Global Performance, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		877,396

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.0%

12		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 8 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global Performance, L.L.C.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

2,107,313 shares, of which 1,186,306 are directly owned by Tiger Global, 43,611 are directly owned by Tiger Global II and 877,396 are directly owned by TGMF. Tiger Global Performance is the general partner of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

2,107,313 shares, of which 1,186,306 are directly owned by Tiger Global, 43,611 are directly owned by Tiger Global II and 877,396 are directly owned by TGMF. Tiger Global Performance is the general partner of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		2,107,313

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%

12		TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 9 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tiger Global Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,366,343 shares, of which 1,259,030 are directly owned by Tiger PIP IV, 1,186,306 are directly owned by Tiger Global, 43,611 are directly owned by Tiger Global II and 877,396 are directly owned by TGMF. Tiger Management is the investment manager of each of Tiger PIP IV, Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares, Tiger Global Performance is the general partner of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares directly owned by such entities, Tiger Performance IV is the general partner of Tiger PIP IV and may be deemed to have sole voting power with respect to such shares directly owned by such entity, Tiger Management IV is the general partner of Tiger Performance IV and may be deemed to have sole voting power with respect to such shares directly owned by Tiger PIP IV, and Coleman is the managing member of each of Tiger Management and Tiger Global Performance and the director of Tiger Management IV and may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

3,366,343 shares, of which 1,259,030 are directly owned by Tiger PIP IV, 1,186,306 are directly owned by Tiger Global, 43,611 are directly owned by Tiger Global II and 877,396 are directly owned by TGMF. Tiger Management is the investment manager of each of Tiger PIP IV, Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares, Tiger Global Performance is the general partner of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares directly owned by such entities, Tiger Performance IV is the general partner of Tiger PIP IV and may be deemed to have sole dispositive power with respect to such shares directly owned by such entity, Tiger Management IV is the general partner of Tiger Performance IV and may be deemed to have sole dispositive power with respect to such shares directly owned by Tiger PIP IV, and Coleman is the managing member of each of Tiger Management and Tiger Global Performance and the director of Tiger Management IV and may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		3,366,343

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.6%

12		TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 10 of 15

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Charles P. Coleman III

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,366,343 shares, of which 1,259,030 are directly owned by Tiger PIP IV, 1,186,306 are directly owned by Tiger Global, 43,611 are directly owned by Tiger Global II and 877,396 are directly owned by TGMF. Coleman is the director of Tiger Management IV (the general partner of Tiger Performance IV, the general partner of Tiger PIP IV) and the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global, Tiger Global II and TGMF) and Tiger Management (the investment manager of each of Tiger PIP IV, Tiger Global, Tiger Global II and TGMF) and may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

3,366,343 shares, of which 1,259,030 are directly owned by Tiger PIP IV, 1,186,306 are directly owned by Tiger Global, 43,611 are directly owned by Tiger Global II and 877,396 are directly owned by TGMF. Coleman is the director of Tiger Management IV (the general partner of Tiger Performance IV, the general partner of Tiger PIP IV) and the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global, Tiger Global II and TGMF) and Tiger Management (the investment manager of each of Tiger PIP IV, Tiger Global, Tiger Global II and TGMF) and may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		3,366,343

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.6%

12		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58733R102	13 G	Page 11 of 15

This Amendment No. 3 amends the Schedule 13G filed with the Securities and Exchange Commission on August 17, 2007, as amended by Amendment No. 1 on February 12, 2008 and Amendment No. 2 on February 12, 2009 by Tiger Global Management, LLC, a Delaware limited liability company, Tiger Global, L.P., a Delaware limited partnership, Tiger Global II, L.P., a Delaware limited partnership, Tiger Global Performance, L.L.C., a Delaware limited liability company, Tiger Global Master Fund, L.P., a Cayman Islands limited partnership, Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership, Tiger Global PIP Performance IV, L.P., a Cayman Islands limited partnership, Tiger Global PIP Management IV, Ltd., a Cayman Islands exempted company, and Charles P. Coleman III. The foregoing entities and individual are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 3.

ITEM 4	OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the Reporting Persons is provided as of December 31, 2009:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 58733R102	13 G	Page 12 of 15

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Private Investment Partners IV, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance IV, L.P.	Signature
Its General Partner
By Tiger Global PIP Management IV, Ltd.	Charles P. Coleman III
Its General Partner	Director

Tiger Global PIP Performance IV, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management IV, Ltd.	Signature
Its General Partner
Charles P. Coleman III
Director

Tiger Global PIP Management IV, Ltd.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Director

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.	Signature
Its General Partner
Charles P. Coleman III
Managing Member

CUSIP NO. 58733R102	13 G	Page 13 of 15

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, L.L.C.	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, L.L.C.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 58733R102	13 G	Page 14 of 15

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 58733R102	13 G	Page 15 of 15

EXHIBIT A

Agreement of Joint Filing

                    The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of MercadoLibre, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.